GMS CAPITAL CORP.
1224 Washington Avenue
Miami Beach, Florida 33139
 (514)-287-0103

November 17, 2008

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
Division of Corporation Finance
Washington, DC 20549

Re:	Request for acceleration of the effective date of the Registration Statement on Form S-1 of GMS Capital Corp.
Filed June 16, 2008 (last amended November 17, 2008)
File No. 333-151684

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of GMS Capital Corp. be declared effective on Wednesday, November 19, 2008 at 5:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

GMS Capital Corp. acknowledges that

•           should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 514-287-0103 or our attorney, Joseph I. Emas at 305-531-1174.

Yours truly,

GMS Capital Corp.

By: /s/ George Metrakos
George Metrakos Chief Executive Officer